May 22, 2009

VIA EDGAR SUBMISSION

Ms. Julie Bell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Re:	Hayes Lemmerz International, Inc. Registration Statement on Form S-3 (File No. 333-141356)

Dear Ms. Bell:

This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to the comment issued orally by you on May 1, 2009, to Skadden, Arps, Slate, Meagher & Flom LLP, as counsel to the Company, with respect to the registration statement on Form S-3 (File No. 333-141356) filed with the United States Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended by Amendment No. 1 to Form S-3 filed with the SEC on May 25, 2007 (as so amended, the “Registration Statement”).  The Registration Statement was declared effective at 9:00 a.m., Eastern Time, on May 30, 2007, and registered 4,038,462 shares of the Company’s common stock, par value $0.01 per share, for resale by the selling stockholders named therein.

Pursuant to Section 3.3(a) of the Registration Rights Agreement, dated as of May 30, 2007 (the “Registration Rights Agreement”), by and between the Company, Deutsche Bank Securities Inc. (“Deutsche Bank”), and SPCP Group, LLC (“SPCP Group”), the Company agreed to use its reasonable best efforts to keep the Registration Statement continuously effective until the earlier of (1) May 30, 2010, or the time at which the “Registrable Securities” (as defined in the Registration Rights Agreement) have been disposed of or no longer constitute Registrable Securities, subject to certain extensions that are not applicable; or (2) the date on which all Registrable Securities either have been disposed of pursuant to the Registration Statement or cease to be Registrable Securities.  (The Registration Rights Agreement also specifies that that in no event may such period expire prior to the expiration of the applicable period referred to in Section 4(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 174 promulgated thereunder, but such applicable period has expired.)

Ms. Julie Bell
May 22, 2009

On May 11, 2009, the Company and certain of its subsidiaries filed for protection under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Company has publicly disclosed that it believes its currently outstanding common stock will have no value and will be cancelled under any plan of reorganization the Company may propose under its Chapter 11 proceedings.  Moreover, the Company believes that, pursuant to the automatic stay provisions of the Bankruptcy Code, the provisions of the Registration Rights Agreement may not be enforced against the Company.  In addition, the Company intends, subject to the approval of the Bankruptcy Court, to reject the Registration Rights Agreement under Section 365 and other relevant sections of the Bankruptcy Code.

Notwithstanding the Company’s view that the Registration Rights Agreement is no longer enforceable, the Company reasonably believes that the selling stockholders named in the Registration Statement may freely transfer the securities registered thereunder pursuant to Rule 144 under the Securities Act.  As a result, the Company believes that it may remove from registration any of the securities registered that remain unsold without limiting the selling stockholders’ ability to transfer their shares.

For the reasons discussed above, the Company respectfully requests that Post-Effective Amendment No. 1 to the Registration Statement that was filed with the SEC on April 29, 2009, be declared effective as promptly as possible.

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Should you have any questions or wish to discuss these matters, please call the undersigned at (734) 737-5115.  Facsimile transmissions may be made to the undersigned at (734) 737-5990.

Very truly yours,

/s/ Steven Esau
Steven Esau
Assistant General Counsel

cc:    Robert B. Pincus, Esq.